26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com October 16, 2018	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

VIA EDGAR

Kim McManus, Senior Counsel

Rahul K. Patel, Staff Attorney

William Demarest, Staff Accountant

Shannon Sobotka, Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Studio City International Holdings Limited Amendment No. 2 to the Registration Statement on Form F-1 CIK No. 0001713334

Dear Ms. McManus, Mr. Patel, Mr. Demarest, Ms. Sobotka:

Studio City International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, publicly filed Amendment No. 2 to its registration statement on Form F-1 (the “Registration Statement”), as well as a certain exhibit thereto, via EDGAR to the Securities and Exchange Commission (the “Commission”) today. To facilitate your review, the Company is delivering to the staff of the Commission (the “Staff”) via hand delivery five courtesy copies of this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 16, 2018 and the Registration Statement, marked to show changes to the registration statement that was publicly filed on October 9, 2018.

The Company requested the Staff’s declaration of effectiveness of the Registration Statement on October 17, 2018 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

PARTNERS: Pierre-Luc Arsenault[3] | Lai Yi Chau | David G. Couper[7] | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Damian C. Jacobs[6] | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Nicholas A. Norris[6] | Derek K.W. Poon[3,6] | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Li Chien Wong | Wanda T.K. Woo | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby[6] | Damien Coles[6] | Meng Ding[3] | Daniel Dusek[3] | Jennifer Y.Y. Feng[6] | David M. Irvine[6] | Hao-Chin Jeng[3] | Benjamin W. James[4] | Cori A. Lable[2] | Xiaoxi Lin[3] | Daniel A. Margulies[6] | Peng Qi3 | Mi Tang[3] | Wenchen Tang[3] | Liyong Xing[3] | David Zhang[3] | Yue Zhang[3]

ADMITTED IN: [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; [7] Queensland (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

October 16, 2018

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the Staff dated October 16, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 81

1.	Please tell us how you determined it was unnecessary to reflect the sale of the ADSs within your pro forma financial statements. Reference is made to Rule 11.01 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages from 17 to 19 and from 79 to 93 of the Registration Statement to give pro forma effect to the transactions in connection with this offering and the concurrent private placement to Melco International as described in “Use of Proceeds” as if all such transactions occurred on January 1, 2017 and on January 1, 2018.

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Jacqueline Wenchen Tang at jacqueline.tang@kirkland.com, +852 3761 9191 (work) or +852 6111 1576 (cell). Questions pertaining to auditing matters may be directed to the following partner at Ernst & Young: George Chan at george.chan@cn.ey.com, +86 21 2228 2272 (work) or +86 156 0181 2313 (cell). Ernst & Young is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David Zhang

Enclosures

cc:

Geoffry P. Andres, Studio City International Holdings Limited

Tim Y. Sung, Studio City International Holdings Limited

Jacqueline Wenchen Tang, Esq., Kirkland & Ellis International LLP

George Chan, Partner, Ernst & Young

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP